ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 25, 2016	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust” or the “Registrant”) (Registration Nos. 333-30810 and 811-09819) Post Effective Amendment Number 222 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on June 23, 2016, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Institutional Liquid Reserves Fund (the “ILR Fund”) and the State Street Institutional Treasury Plus Money Market Fund (the “Treasury Plus Fund”), each a series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on August 8, 2016. The Trust’s response to two of the comments was submitted via Edgar correspondence on August 23, 2016. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Funds currently intend to make a 485(b) filing on August 25, 2016 containing their prospectuses and SAIs that will be become automatically effective on or about August 26, 2016.

General Comments

1.	Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere. If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide any revised disclosure with the letter with time to review prior to making the 485(b) filing. Please also include Tandy representations with your EDGAR correspondence regarding these comments.

Response: The requested representations are included below.

Prospectus Comments

2.	With respect to the discussion of the voluntary reduction in footnote 3, since there does not appear to be a fee waiver or expense reimbursement arrangement, please relocate this disclosure as it is neither permitted nor required by Item 3 of Form N-1A.

Response: The Fund believes that disclosure of the voluntary waiver and possible negative impact on yield in the future if amounts are reimbursed to the Adviser is important disclosure. The Fund is aware of other money market funds that include disclosure in their fee tables about similar arrangements. The Fund notes that the general instructions to Form N-1A say that it will be administered “in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.”

The Fund has complied with the instructions to Item 3 by not reflecting the voluntary reduction in the fee table. The Fund believes that its current disclosure is appropriate.

3.	Please present expense examples for the 5 and 10 year periods for Trust Class shares if this is a new share class of an existing fund.

Response: The requested change has been made.

4.	Under “Principals Risks” of the ILR Fund, please consolidate the first three paragraphs while ensuring you have included all of the information required by Item 4(b)(1)(ii) of form N-1A.

Response: The Fund has revised its disclosure as follows:

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

~~The Securities and Exchange Commission (“SEC”) has adopted new requirements for money market funds and has set October 14, 2016 as the compliance date for certain key aspects of these new requirements that affect the Fund. Under these new requirements, money market funds can operate as “retail” money market funds, “government” money market funds or a money market fund that falls into neither category, referred to as an “institutional” money market fund. The Fund and the Portfolio have been designated by their Boards of Trustees as institutional money market funds. The Fund, like other institutional money market funds, will no longer be permitted to use amortized cost to buy and sell its shares at a fixed NAV per share. Instead, the Fund will buy and sell its~~

~~shares using a floating NAV reflecting the current market-based values of its portfolio holdings. The Fund’s floating NAV will be rounded to four decimal places (e.g., $1.0000). The share price of the Fund will fluctuate beginning October 12, 2016. The SEC is requiring all institutional money market funds, like the Fund, to adopt policies and procedures to enable them to impose liquidity fees of up to 2% on redemptions and/or redemption gates of up to 10 business days in the event that the Fund’s weekly liquid assets were to fall below a designated threshold.~~ Effective October 12, 2016, the paragraph above is replaced by the paragraph below:

You could lose money by investing in the Fund. Under new requirements for money market funds, beginning October 12, 2016 the Fund will no longer buy and sell its shares at a fixed NAV per share, but will instead buy and sell its shares using a floating NAV reflecting the current market-based values of its portfolio holdings. Because the share price of the Fund will fluctuate, when you sell your shares they may be worth more or less than what you originally paid for them. The Fund may impose a fee upon the sale of your shares or may temporarily suspend your ability to sell shares if the Fund’s liquidity falls below required minimums because of market conditions or other factors. An investment in the Fund is subject to investment risks, including possible loss of principal, is not a deposit in a bank and is not insured or guaranteed by the FDIC ~~Federal Deposit Insurance Corporation~~ or any other government agency. The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.

5.	For the Treasury Plus Fund, please confirm that the Example reflects the impact of the expense cap only for the contractual duration of the cap.

Response: The Fund confirms that the Example reflects the impact of the expense cap only for the contractual duration of the cap.

6.	Under “Principal Investment Strategies” of the Treasury Plus Fund it states that, “[t]he Treasury Plus Fund attempts to meet its investment objective by investing only in U.S. Treasury bills, notes and bonds (which are direct obligations of the U.S. government) and repurchase agreements collateralized by these obligations.” In the SAI, the Fund has a non-fundamental policy that refers to investing in cash. Please revise accordingly and also please provide a statement that the Fund will provide investors with at least 60-days notice of a change in the Fund’s Rule 35d-1 policy.

Response: The Fund has added disclosure about its 60-day notice policy under the heading Additional Information About Investment Objectives, Principal Strategies and Risks. It has revised its Prospectus to read as follows: “The Treasury Plus Fund is a government money market fund and attempts to meet its investment objective by investing only in U.S. Treasury bills, notes and bonds (which are direct obligations of the U.S. government) and repurchase agreements collateralized by these obligations. The Fund will provide shareholders with at least 60 days’ prior notice of any change in this investment policy. The Fund may hold a portion of its assets in cash pending investment, to satisfy redemption requests or to meet the Fund’s other cash management needs.”

The Fund has deleted the following from its SAI: “The Fund invests 100% of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully by government securities or cash. For purposes of this policy, government security means any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the government of the United States pursuant to authority granted by the Congress of the United States; or any certificate of deposit for any of the foregoing.”

7.	Under “Principal Risks” of the Treasury Plus Fund, please revise the first paragraph to track the language provided in Item 4 of Form N-1A for government money market funds.

Response: The Fund has revised its disclosure as follows:

You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is subject to investment risks, including possible loss of principal, is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. ~~General risks associated with the Fund’s and the Portfolio’s investment policies and investment strategies are discussed below . Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.~~ The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.

8.	Under “Additional Information about Investment Objectives, Principal Strategies and Risks – Treasury Plus Fund – Principal Investment Strategies,” please confirm, if true, that the Fund is a government money market fund.

Response: The Fund is a government money market fund and has revised its disclosure as shown in response to comment number 6.

9.	Under “Purchasing Shares,” the third paragraph on page 24 states that the investment minimum for Trust Class shares is $10 million. Elsewhere in the Prospectus the minimum is listed as $5 million. Please revise as appropriate.

Response: The Fund has revised its disclosure to reflect an investment minimum for Trust Class shares of $15 million.

10.	Footnote 1 to the fee table states that “Other expenses are based on estimates for the current fiscal year for the Institutional Class, Administration Class and Investor Class shares.” The Instructions to Item 3 of Form N-1A says to use actual expenses. Please revise or advise as appropriate.

Response: The Fund notes that Institutional Class, Administration Class and Investor Class shares have not commenced operations so the amounts shown are estimates for these share classes based on the Fund’s actual expenses for the prior fiscal year.

Statement of Additional Information Comments

11.	In the “Investment Advisory and Other Services” section please include a table showing the total dollar amount that each Fund paid to the Adviser, as well as any credits that reduced the management fee, for the past three fiscal years per Instruction 3 to Item 19 of Form N-1A.

Response: The Registrant notes that the SAI discloses that each of the Funds currently invests all of its assets in a related Portfolio that has the same investment objectives and substantially the same investment policies as the relevant Fund. As long as a Fund remains completely invested in its related Portfolio (or any other investment company), the Adviser is not entitled to receive any investment advisory fee with respect to the Fund. The Registrant notes that each Portfolio charges the corresponding Fund a management fee, the rate of which is disclosed in the Funds’ SAI. In addition, the Portfolios’ SAI discloses the aggregate advisory fee for the last three fiscal years for each Portfolio in which the Funds invest. Accordingly, the Registrant believes the current disclosure adequately responds to the requirements of Item 19(a)(3) of Form N-1A.

Signature Page Comments

12.	Please have the Master Fund sign the Registration Statement.

Response: The Fund has been informed by the Master Fund that the Master Fund intends to sign the Registration Statement.

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The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann